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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 31 May 2003

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

19 May 2003 146/2003

Telstra reaffirms previous CAPEX guidance

Telstra today reaffirmed its previous guidance in relation to core domestic capital expenditure for the financial year ending 30 June 2003 at $3.2-3.3 billion and the financial year ending 30 June 2004 at approximately $3 billion. This guidance was provided at the half year results announcement on 27 February 2003.

This guidance stands irrespective of claims by Senator Sue Mackay in a statement issued today.

In relation to claims by Senator Mackay on Telstra workforce reductions, Telstra does not have specific headcount targets and this remains the company's position.

Telstra has foreshadowed a continuing gradual decline in staff numbers, with this being managed in such a way as to not undermine the company's commitment to customer service.

Telstra also denied claims by the Democrats that there had been a massive rise in network faults after parts of Sydney that had recorded the heaviest rainfalls in 40 years.

As of this morning there were only 4,900 outstanding faults reported since heavy rains commenced last week, out of more than 2 million services in the Sydney area . Telstra expects to have these rectified in the next ten days.

Telstra Media Contact:
Stephen Morrison 03 9634 5611 or 0417 053 501

Telstra's national media inquiry line is 13 1639 and the Telstra Newsroom is located at:
www.telstra.com.au/newsroom

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED
/s/ DOUGLAS GRATION
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Douglas Gration
Title: Company Secretary
Date: 31 May 2003